Exhibit 21


SUBSIDIARIES


Subsidiaries of Registrant, wholly owned:

     Lake River Corporation, an Illinois corporation.

     Boyles Galvanizing Company, a Delaware corporation.

     KP Disposition Corp., a Georgia corporation.

     Kinpak Acquisition Corporation, a Delaware corporation.


Subsidiary of Registrant, not wholly owned:

     Rogers Galvanizing Company, a Delaware corporation.